Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM SECURES 1st
 DESIGN WIN WITH FAST-GROWING
EUROPEAN CYBER SECURITY LEADER

 - Potential: ~$1M/Year For Current Design Win – Discussions Point Toward Possible Sale of
Additional Silicom Standard & Intelligent Solutions -

KFAR SAVA, Israel— September 17, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has received a first Design Win from an important new customer, a fast-growing leader of the Cyber Security market.

To date, the customer has already placed initial orders for Silicom’s 1G and 10G multi-port adapters to improve the performance of its Cyber Security appliances, and production has begun. Sales from this first Design Win are expected to reach $1 million per year, and discussion continues regarding the customer’s use of a variety of additional Silicom cards and intelligent solutions.

“This Win is an important achievement that expands our penetration of the strategically-critical Cyber Security markets while boosting our current business and prospects,” commented Shaike Orbach, Silicom’s President & CEO. “This customer is recognized as a visionary leader of its field, and its selection of our adapters confirms the superiority of our technology and sector expertise. As such, we believe this deal will make it easier to penetrate additional Cyber Security applications, both with our current customer base and with new clients.

“While the current Design Win offers significant revenue potential, we are actively engaged in discussions regarding additional Silicom products, including intelligent solutions, and the performance edge that they can bring to the customer’s appliances. As such, we are extremely excited about this customer’s potential to make a much higher contribution to our business over the long term.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com